For more information, contact: Kelli Harms - 641/585-6731 - kharms@winnebagoind.com

RANDY POTTS ELECTED CEO OF WINNEBAGO INDUSTRIES, INC.

FOREST CITY, IOWA, June 22, 2011 – Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, today announced the Board of Directors elected Randy Potts to the position of Chief Executive Officer. This is in addition to his current position of President that was effective in January 2011.

Bob Olson will retain his position as Chairman of the Board in order to focus on the Company's overall direction.

A 27-year veteran of Winnebago Industries, Potts, 52, joined the Company in 1983 as a senior tool designer. He has served in various engineering and management positions since that time. In November 2009, he was promoted to the position of Senior Vice President, Strategic Planning and was responsible for new business development for the Company. Previously, Potts had served as Vice President, Manufacturing, a position he held from 2006 to 2009.

"Randy has been instrumental in helping to guide our Company through challenging times and expanding our business footprint with the recent acquisition of SunnyBrook RV, Inc." said Olson. "His experience and vision make him uniquely qualified to assume the additional duties of CEO and I look forward to continuing to work with him in his new role."

Potts is a graduate of Hawkeye Institute of Technology in Waterloo, Iowa.

About Winnebago Industries

Winnebago Industries, Inc., The Most Recognized Name In Motor Homes®, is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers and fifth wheel products under the Winnebago, Itasca, ERA and SunnyBrook brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

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